SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                                  M~WAVE, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  554034-10-8
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                                 (CUSIP Number)


Paul Schmidt, CFO, 215 Park Street, Bensenville, IL 60106, (630)860-3560 ext.102
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 18,1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that act but shall be subject to all other provisions of the Act (however, see the notes).



Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (2-98)

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CUSIP No.  554034-10-8         13D
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     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

              Polyset Profit Sharing Plan, et. ano.
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                       (b) [ ]

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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS* (See Instructions)

              N/A
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
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      NUMBER OF SHARES                   7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                                ------------------------------------------------
                                         8          SHARED VOTING POWER


                                ------------------------------------------------
                                         9          SOLE DISPOSITIVE POWER


                                ------------------------------------------------
                                        10          SHARED DISPOSITIVE POWER


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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES* (See Instructions)                                  [ ]


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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


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     14        TYPE OF REPORTING PERSON* (See Instructions)

               EP

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CUSIP No.                      13D
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Polyset Company, Inc., Profit Sharing Plan
United States Securities and Exchange Commission
Schedule 13 D

Item 1.  Security and Issuer

         M~WAVE, INC., Common Stock
         Paul Schmidtt, CFO
         215 Park Street
         Bensenville, IL 60106


Item 2.  Identity and Background

     This statement is being filed by the Polyset Company, Inc., Profit Sharing Plan, Robert Silvera, Thomas P. Kelly, and Ramkrishna Ghoshal, sometimes collectively known as the "Reporting Person". Silvera, Kelly and Ghoshal are employees and/or directors of Polyset Company, Inc.

               I    POLYSET COMPANY, INC.
                    PROFIT SHARING PLAN
                    Polyset  is  a  manufacturer  of  specialty   adhesives  and
                    coatings

                    office address: Upper North Main Street
                                    Mechanicville, New York 12118
                    mailing address:      P.O. Box 111
                                          Mechanicville, NY 12118



               II   (a)  ROBERT SILVERA
                    (b)  residence address:       196 Mainsail Road
                                                  Kingston, TN 37763
                    (c) President of Polyset Company, Inc., P.O. Box 111, Mechanicville, New York 12118
                    (d)  Applicant has no criminal record
                    (e) Applicant has not been a party to a civil proceeding with regard to Federal or State Securities Laws
                    (f)  U.S. citizenship

               III  (a)  THOMAS P. KELLY
                    (b)  residence address:       4426 North Richmond Street
                                                  Chicago, Il 60625
                    (c)  Commercial Pilot employed by American Airlines
                    (d)  Applicant has no criminal record
                    (e) Applicant has not been a party to a civil proceeding with regard to Federal or State Securities Laws

                    (f)  U.S. citizenship

               III  (a)  RAMKRISHNA GHOSAL
                    (b)  residence address:       Cathedral Court
                                                  Clifton Park, NY 12065
                    (c) Secretary and Treasurer of Polyset Company, Inc., P.O. Box 111,
                    (d)  Applicant has no criminal record
                    (e) Applicant has not been a party to a civil proceeding with regard to Federal or State Securities Laws
                    (f)  U.S. citizenship

Item 3.   Source  and  Amount of Funds or Other  Consideration       N/A

          Former Reporting Person member known as Polyset Company, Inc., Profit Sharing Plan, was disbanded on July 14, 2000, and all 101,000 shares owned by it at the time of the ]ast reporting on June 22, 1999, were disbursed for no consideration on July 15, 2000, to individual members of the former Polyset Company, Inc., Profit Sharing Plan. None of those individual members, known as the remaining parties comprising the "Reporting Person," continues to control. more than five (5) percent of M-WAVE, INC.'s common stock.

Item 4.   Purpose of Transaction

          The reporting persons want to report a change in beneficial ownership of M-WAVE, INC. shares that would terminate the Reporting Person's (co11ectively comprised of four parties as hereinbefore mentioned) obligation to report to the Securities and Exchange Commission. Polyset Company, Inc., Profit Sharing Plan, a party comprising the "Reporting Person", has disbursed 101,000 shares of M-WAVE, INC. common stock to Robert Silvera and Rarnkrishna Grosal, as individuals, of whom neither own or control 5 percent or more of M-WAVE, INC. common stock - Therefore, no individual member of the "Reporting Person's" remaining holdings of M-WAVE, INC. comroon stock equal more than five (5) percent. Further, one member of the "Reporting Person" described in the June 22, 1999, reporting, Polyset Company, Inc., Profit Sharing Plan, Inc., has been dissolved.

Item 5.  Interest in Securities of the Issuer

         (a) POLYSET COMPANY, INC., PROFIT SHARING PLAN has been dissolved and owns 0 shares of common stock comprising 0% of M-WAVE, INC.'s common stock. Robert Silvera owns, individually, 91,150 shares comprising 4% of M-WAVE, INC.'s common stock. Ram Ghoshal owns, individually, 52,000 shares comprising 2.3% of M-WAVE, INC.'s common stock. And, Thomas Kelly owns, individually, 15,000 shares comprising .7% of M-WAVE, INC.'s common stock. Each individual's control is limited to their own individual holdings.
         (b)      Polyset Company, Inc. Profit Sharing Plan
         (c)      Polyset  Company,  Inc.  Profit  Sharing Plan has effected the following transactions within the last sixty (60) days or since the most recent filing of Schedule 13 D, whichever is less. Polyset Company, Inc. Profit Sharing Plan disbanded and disbursed all previously owned 101,000 shares of M-WAVE, INC.'s common stock to Robert Silvera and Thomas P. Kelly, who now own the above described amounts individually. Neither party has any individual control over more than 5% of M-WAVE. INC.'s common stock.
         (d) This section is not applicable as applicants are the beneficiaries of an employee benefit plan.
         (e) Each individual member comprising the "Reporting Person" ceased, as individuals and as a group, to be the beneficial owner of more than 5% of the class of securities on July 14, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.


Item 7.   Material to Be Filed as Exhibits

          None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: December 28, 2000

/s/ Polyset Co. Inc. Profit Sharing Plan by Robert Silvera        Trustee
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Name/Title:  Polyset Co. Inc. Profit Sharing Plan


/s/ Robert Silvera                           President
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Name/Title:  Robert Silvera


/s/ Thomas P. Kelly                          Director
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Name/Title:  Thomas P. Kelly


/s/ Ramkrishna Ghoshal               Security Treasurer - Chamber of Board
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Name/Title:  Ramkrishna Ghosha